Lans Holdings, Inc.
Penthouse Menara Antara,
No 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

February 25, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Scott M. Anderegg, Staff Attorney, Division of Corporation Finance

Re:	Lans Holdings, Inc. Registration Statement on Form SB-2 Filed January 28, 2007 File No. 333-148395
____________________________________________________________________

We write on behalf of Lans Holdings, Inc. (the “Company”) in response to your letter of February 21, 2008, by H. Christopher Owings, Assistant Director of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form S-1/A (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.           Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers.  The amendments created a new category of issuer defined as a “smaller reporting company,” which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year.  See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov.  As a result of the amendments and the creation of the “smaller reporting company,” registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008.  Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Form S-1 or S-3, as applicable.  Until August 4, 2008, you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

In response to this comment, the Company has filed Amendment S-1 on Form S-1 as required by the Commission.

2.           We note your response to comment 1 in our letter dated January 23, 2008.  You response appears to address the corporate resolutions taken to ratify the actions of your promoters, however, it does not address your ability to offer and sell your shares in reliance upon Regulation S. Please provide us with a legal analysis of how you offered and issued these shares prior to your incorporation and why you believe that it is appropriate to register them at this time.  For example, please tell us which Category you relied upon under Rule 903 of Regulation S and why.  Please also tell us how “purchasers were given adequate access to sufficient information about [you] to make an informed decision,” as you indicate on page 48, considering you had not yet been formed.  And tell us whether investors were advised as to the fact that the company had not yet been formed at the time they executed the subscription agreement.  Please provide your response in your registration statement, including the response you provided to comment 1 in our letter dated January 28, 2008.

In response to this comment, the shares were issued with the understanding that the incorporation had taken place prior to the offering.  Instructions were provided to counsel for the company to incorporate the entity prior to the commencement of the offering. Counsel eventually incorporated the entity, but only after the offering commenced as a result of competing demands for time.  As such, both management and the investors were unaware that “Lans Holdings, Inc.” had not yet been incorporated at the time of the offering and all information was communicated to investors as if the company was already formed.

The offering was made in accordance with Category 3 of Rule 903 of Regulation S.  The subscription agreement signed by the subscribers of the offering indicated the corporate structure by calling the company “Lans Holdings Inc.” and by stating that the subscription agreement was governed by the laws of the state of Nevada.  The company did not engage in a distribution of this offering in the United States. All offers and sales were made in an offshore transaction.  No directed selling efforts were made in the United States by the promoters acting on behalf of the company.  The purchasers of the securities certified that they were not a U.S. person and were not acquiring the securities for the account or benefit of any U.S. person.  The purchasers agreed to resell these securities only in accordance with the provisions of Regulation S.  The subscribers represented and agreed not to engage in any hedging transactions involving any of the shares unless such transactions are in compliance with the provisions of the 1933 Act.

The company was unable to find any restrictions on the use of Regulation S in the case where subscription agreements were executed before a corporation is formed, but subsequently ratified by a company’s board of directors.  As discussed above, the company complied with the requirements of Category 3 of Rule 903.  Obligations of a corporation to agreements made prior to incorporation are governed by the state in which the entity was later organized. Since the company was organized under Nevada law, if a pre-incorporation contract made by a promoter is within the corporate powers, the corporation may, when organized, expressly or impliedly ratify the contract and thereby make it a valid obligation of the corporation. Jacobson v. Stern, 605 P.2d 198 (Nev. 1980).

Lans Holdings Inc. agreed to the obligations under the subscription agreements entered into with the selling shareholders.  On December 9, 2007 the company’s board of directors approved to ratify the past actions of Tan Sin Siong and Kenny Yap as promoters transacting business on behalf of the Company not yet formed in connection with the Regulation S offering. These obligations were validated after the company was incorporated as Lans Holdings Inc. received the benefit of the investment capital raised.

Exhibit 5.1

3.           We note your response to comment 4 in our letter dated January 23, 2008.  We note your indication that counsel has no obligation to update the opinion “as of the date of effectiveness,” however, please revise the opinion so that it reads “after the date of effectiveness.”

In response to this comment, the company filed an updated opinion letter as requested.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ David S. Jennings
David S. Jennings